CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

September 24, 2021

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F. Street, N.W.
Mail Stop 6010/3561
Washington, DC 20549

Attention:	Irene Barberena-Meissner, Staff Attorney
Laura Nicholson, Special Counsel
Diane Fritz, Staff Accountant
Ethan Horowitz, Accounting Branch Chief

RE:	Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”)
Response Dated August 26, 2021
File No. 333-252127

Dear Ms. Barbarena-Meissner:

CDT Environmental Technology Investment Holdings Limited, (the “Company”) confirms receipt of the letter dated September 10, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Response Dated August 26, 2021

Cover Page

COMMENT 1. Provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE:

We have amended the Registration Statement (“Amendment No. 3”) to include responsive disclosure. Specifically, we have disclosed that we currently conduct all of our operations in, and all of our revenue is generated in, the PRC. Accordingly, changes in economic, political, and legal environments in the PRC can significantly affect our business, including financial condition, results of operations, and business prospects. Policies, regulations, rules, and the enforcement of laws of the Chinese government can have significant effects on economic conditions in the PRC and therefore, corporate profitability. Our profitability in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the Chinese government, which changes may be announced or implemented with little or no advance notice.

Recently, the Chinese government promulgated a series of statements and actions to regulate business operations in China with limited advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts with respect to anti-monopoly enforcement.

We are not subject to cybersecurity review with the CAC if Cybersecurity Review Measures (Draft Revision for Comment) become effective as published, because all of our customers in China are corporate customers, rather than individuals. As a result, we do not currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures (Draft Revision for Comment). Since these statements and regulatory actions are relatively new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond. New laws or regulations may be implemented, and existing laws or regulations, or the interpretation and enforcement of existing laws and regulations, may be modified, and it is unclear what potential impact these changes might have on our daily business operations, ability to accept foreign investments, or obtain and maintain listing on a U.S. exchange.

Prospectus Summary, page 1

COMMENT 2. In your summary of risk factors, disclose the risks that being based in and having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

Amendment No. 3 includes the responsive disclosure in response to the Staff’s comment. Specifically, we disclosed that we are based in, and the majority of the Company’s operations are located in, China. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, the Company’s subsidiaries in the PRC may be subject to governmental and regulatory interference in the provinces in which they operate. The Company could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. The Company may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. Further, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded.

Further, we have disclosed that the Company and its PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on any U.S. exchange. However, the Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted.

Accordingly, the Chinese government’s actions in the future, including any decision to intervene in or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause the Company to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

COMMENT 3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the company’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. We note your disclosure on page 22 that the approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under PRC law.

RESPONSE:

Amendment No. 3 includes responsive disclosure in response to the Staff’s comment. Specifically, we disclose that the Company is currently not required to obtain permission from any Chinese authorities to operate, or to issue our Ordinary Shares to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval relating to our Ordinary Shares from PRC authorities, including the China Securities Regulatory Commission andthe CAC, for our subsidiaries’ operations, nor have we or our subsidiaries received any denial for our subsidiaries’ operations with respect to this offering. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen administration over illegal securities activities and the need to strengthen supervision with respect to overseas listings of Chinese companies. Certain measures, such as promoting effective regulatory systems, will be implemented to address the risks involved with the overseas listing of Chinese firms, cybersecurity, data privacy protection requirements, and other similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may be announced or implemented with little or no advance notice.

COMMENT 4. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

RESPONSE:

The registration statement/prospectus has been revised to include responsive disclosure, which discloses that the Company’s auditor, Friedman LLP, is PCAOB registered and based in New York, New York. Under the Holding Foreign Companies Accountable Act, the PCAOB is permitted to inspect the Company’s independent public accounting firm. However, we have disclosed under “Prospectus Summary” and under Risk Factors that, if the PCAOB later determined that it cannot inspect or fully investigate our auditor, trading in our securities may be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities.

Risk Factors

Risks Related to Doing Business in China, page 15

COMMENT 5. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

Amendment No. 3 includes responsive disclosure in response to the Staff’s comment. Specifically, we disclose that the Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in laws and regulations in the PRC. The PRC government recently promulgated a series of new statements and actions to regulate business operations in China.

Further, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded. Our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on any U.S. exchange. However, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted.

Governmental actions in China, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

COMMENT 6. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE:

Amendment No. 3 includes responsive disclosure in response to the Staff’s comment. Specifically, we disclose that on July 10, 2021, the CAC published the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”), which provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Review Measures Draft, a cybersecurity review assesses potential national security risks that may arise in connection with any procurement, data processing, or overseas listing. The Review Measures Draft further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before listing in a foreign country. The deadline for public comments on the Review Measures Draft was July 25, 2021.

We further disclose that as of the date of the prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review by the CAC. If the Review Measures Draft is enacted as proposed, we believe that our operations and listing will not be affected and that we will not be subject to cybersecurity review by the CAC for this offering, given that: (i) as a waste treatment company, we and our PRC subsidiaries are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our customers are enterprises in different provinces in China and we do not have customers who are individuals; as a result, we possess personal data of fewer than one million individuals in our business operations as of the date of the prospectus and do not anticipate that we will be collecting over one million individuals’ personal information in the near future, which we understand might otherwise subject us to the draft Measures for Cybersecurity Review; and (iii) data processing in our industry is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the relevant authorities.

We further disclose that there remains uncertainty, however, as to how the Review Measures Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementations and interpretations related to the Review Measures Draft. If any such new laws, regulations, rules, or implementations and interpretations come into effect, we will take all reasonable measures and actions to comply with them and to minimize any adverse effects on our business. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. If such review is or becomes necessary, we may be required to suspend our operations or experience other disruption to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Yunwu Li
Yunwu Li
Chief Executive Officer and Chairman

cc: Matthew Ogurick, Esq.

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